UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61019/November 17, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13629

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
UNIVERSAL FOOD & BEVERAGE CO.	:	REVOKING REGISTRATION BY
	:	DEFAULT
	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 29, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary has provided evidence that the Commission delivered the OIP to Respondent Universal Food & Beverage Co. (Universal) on October 2, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. The time for filing an Answer has expired and no Answer has been received.

On October 27, 2009, I required Universal to show cause, on or before November 12, 2009, why it should not be held in default and why the registration of its registered securities should not be revoked. The time for filing a response to the Order to Show Cause has expired and no response has been received. Accordingly, Universal is in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

Universal, a Nevada corporation headquartered in St. Charles, Illinois, developed and bottled sports drinks and other beverages. Universal's common stock is registered with the Commission pursuant to Exchange Act Section 12(g) and was traded on NASDAQ Stock Market, Inc.'s, OTC Bulletin Board until it was delisted on June 25, 2006, for Universal's failure to file its first quarter 2006 Form 10-QSB. Universal ceased operations in July 2007 and, on August 31, 2007, filed a petition for relief under Chapter 11 of the U.S. Bankruptcy Code. The Court dismissed the bankruptcy case on December 16, 2008, finding that no assets of value remained to distribute.

Universal has failed to file annual reports on Form 10-KSB for the years ended December 31, 2006, and December 31, 2007. Universal has failed to file quarterly reports on Form 10-QSB for the quarters ended March 31, 2006, June 30, 2006, September 30, 2006, March 31, 2007, June 30, 2007, September 30, 2007, March 31, 2008, June 30, 2008, and September 30, 2008.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports. As a result of the conduct described above, Universal has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. It is necessary and appropriate for the protection of investors and the public interest to revoke the registration of Universal's registered securities.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of the registered securities of Universal Food & Beverage Co. is revoked.

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James T. Kelly
Administrative Law Judge